SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

436919104

(CUSIP Number)

Cathy Handley

PO Box 4902

Jackson, WY 83001

(307) 734-0708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 436919104

1	NAME OF REPORTING PERSON Ian M. Cumming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON IN

*	less than 0.1%

(PAGE 2 OF 6 PAGES)

EXPLANATORY NOTE

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2014 (the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is filed by Ian M. Cumming (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On March 23, 2017, Mr. Cumming sold his shares of Common Stock for an aggregate total of $24,278,933. The transaction reported is a sale of Mr. Cumming’s entire position in the Common Stock of the Company other than options currently exercisable for 2,500 shares of Common Stock previously granted to the Reporting Person as director compensation, representing less than 0.1% of the outstanding Common Stock.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On March 23, 2017, Mr. Cumming sold his entire position in the Common Stock of the Company to LUK Acquisition III, LLC, an indirect subsidiary of Leucadia National Corporation, for an aggregate total of $24,278,933 and ceased to be a beneficial owner of five percent of a class of securities of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) On March 23, 2017, Mr. Cumming sold his entire position in the Common Stock of the Company to LUK Acquisition III, LLC, an indirect subsidiary of Leucadia National Corporation, in a privately-negotiated transaction for an aggregate total of $24,278,933, pursuant to which all shares of Common Stock of the Company owned by Mr. Cumming were sold, and Mr. Cumming ceased to be a beneficial owner of five percent of a class of securities of the Company. A total of 607,733 shares of Common Stock held directly and indirectly by the Reported Person were sold at a price of $39.95 per share. As of the closing of such transaction, Mr. Cumming does not beneficially own any shares of Common Stock of the Company other than options currently exercisable for 2,500 shares of Common Stock previously granted to the Reporting Person as director compensation.

(c) Except for the sale of Common Stock as described in Item 5(a)-(b) above, Mr. Cumming has not effected any transactions in the securities of the Company during the past 60 days.

(d) Not applicable.

(PAGE 3 OF 6 PAGES)

(e) On March 23, 2017, Mr. Cumming ceased to be a beneficial owner of five percent of a class of securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On March 23, 2017, Mr. Cumming sold his entire position in the Common Stock of the Company to LUK Acquisition III, LLC, an indirect subsidiary of Leucadia National Corporation, for an aggregate total of $24,278,933 and ceased to be a beneficial owner of five percent of a class of securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Item 99.8	Stock Purchase Agreement, dated as of March 23, 2017, by and between LUK Acquisition III, LLC and Ian M. Cumming, Annette P. Cumming and Cumming Investment Company.

(PAGE 4 OF 6 PAGES)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2017	/s/ Ian M. Cumming
Ian M. Cumming

(PAGE 5 OF 6 PAGES)

Exhibit Index

Item 99.8	Stock Purchase Agreement, dated as of March 23, 2017, by and between LUK Acquisition III, LLC and Ian M. Cumming, Annette P. Cumming and Cumming Investment Company.

(PAGE 6 OF 6 PAGES)